Exhibit 99.1

Perion Announces Standard & Poor’s Maalot Credit Rating

TEL AVIV, Israel – June 14, 2018 – Perion Network Ltd. (NASDAQ: PERI) today announced that Standard & Poor’s Maalot Ratings Services (“S&P”) has determined that the credit rating of a new proposed series of debentures, which the Company is considering to issue, will be set as ilA-, which is the same rating assigned and reaffirmed today by S&P to the Company's outstanding Series L debentures (ilA-/stable).

To the extent that the new debentures are actually issued and offered, they will be offered only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act) not subject to the registration requirements of the Securities Act pursuant to Regulation S thereunder. The debentures, if offered, may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

An English version of the rating report and notification is available in the Investors section of Perion's website at https://www.perion.com/ir-info/.

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.